UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ENSTAR GROUP LIMITED
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3075 P101
(CUSIP Number)

David Wermuth, Esq.
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 773,556

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 1,350,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%*

14.	Type of Reporting Person PN

_________________________
*
The calculation of the foregoing percentage is based on 13,901,662 voting ordinary shares of the Issuer outstanding as of November 6, 2013 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.  Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident Capital V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 773,556

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 1,350,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%*

14.	Type of Reporting Person PN

_________________________
*
The calculation of the foregoing percentage is based on 13,901,662 voting ordinary shares of the Issuer outstanding as of November 6, 2013 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.  Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident V Parallel Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 542,505

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 542,505

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,505

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 3.9%*

14.	Type of Reporting Person PN

_________________________
*
The calculation of the foregoing percentage is based on 13,901,662 voting ordinary shares of the Issuer outstanding as of November 6, 2013 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.  Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident V Professionals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 33,939

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 33,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%*

14.	Type of Reporting Person PN

_________________________
*
The calculation of the foregoing percentage is based on 13,901,662 voting ordinary shares of the Issuer outstanding as of November 6, 2013 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.  Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Stone Point Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 1,350,000

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%*

14.	Type of Reporting Person OO

_________________________
*
The calculation of the foregoing percentage is based on 13,901,662 voting ordinary shares of the Issuer outstanding as of November 6, 2013 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.  Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person SPC Management Holdings LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 1,316,061

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,061

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 9.5%*

14.	Type of Reporting Person OO

_________________________
*
The calculation of the foregoing percentage is based on 13,901,662 voting ordinary shares of the Issuer outstanding as of November 6, 2013 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.  Please see Item 5.

Item 1.  Security and the Issuer

This Schedule 13D relates to the ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 18 Queen Street, Windsor Place, 3rd Floor, P.O. Box HM 2267, Hamilton, HM JX Bermuda.

Item 2.  Identity and Background

This Schedule 13D is filed jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”), Trident V Professionals Fund, L.P. (“Trident V Professionals” and, together with Trident V, Trident V GP and Trident V Parallel, the “Stone Point Partnerships”) and SPC Management Holdings LLC (“SPC Management Holdings” and, together with Stone Point, Trident V, Trident V GP, Trident V Parallel and Trident V Professionals, the “Reporting Persons”).

The sole general partner of Trident V is Trident V GP.  As the general partner, Trident V GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V.  Pursuant to certain management agreements, Stone Point and its subsidiary SPC Management  Holdings have received delegated authority from Trident V GP relating to Trident V, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V, except with respect to any portfolio investment where Trident V controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V without first receiving direction from the Investment Committee of Trident V GP or a majority of the general partners of Trident V GP.  The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V.

 The sole general partner of Trident V Parallel is Trident Capital V-PF, L.P. (“Trident V Parallel GP”).  As the general partner, Trident V Parallel GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V Parallel.  Pursuant to certain management agreements, Stone Point and its subsidiary SPC Management Holdings have received delegated authority from Trident V Parallel GP relating to Trident V Parallel, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V Parallel, except with respect to any portfolio investment where Trident V Parallel controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V Parallel without first receiving direction from the Investment Committee of Trident V Parallel GP or a majority of the general partners of Trident V Parallel GP.  The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V Parallel.

 The sole general partner of Trident V Professionals is Stone Point GP Ltd. (“Trident V Professionals GP”).  As the general partner, Trident V Professionals GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V Professionals.  The manager of Trident V Professionals is Stone Point.  In its role as manager, Stone Point has authority delegated to it by Trident V Professionals GP to exercise voting rights of Ordinary Shares on behalf of Trident V Professionals but does not have any power with respect to disposition of Ordinary Shares held by Trident V Professionals.  For any portfolio investment where Trident V Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V Professionals without first receiving direction from the Investment Committee of Trident V Professionals GP or a majority of the shareholders of Trident V Professionals GP.

The general partners of each of Trident V GP and Trident V Parallel GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).  There are three shareholders of Trident V Professionals GP, Messrs. Davis, Carey and Wermuth.

Stone Point and SPC Management Holdings, a Stone Point subsidiary, are Delaware limited liability companies, and their principal business is serving as the manager of private equity funds, including Trident V Professionals, Trident V and Trident V Parallel.  Each of the Stone Point Partnerships is a Cayman Islands limited partnership whose principal business is investing in the securities of companies operating in the financial services industry.  The registered office of each of the Reporting Persons is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point, each general partner of Trident V GP, and Trident V Parallel GP and each member of the Investment Committee of Trident V and Trident V Parallel GP and the shareholders of Trident V Professionals GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

 To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Item 6 is hereby incorporated herein by reference thereto.

Item 3.  Source and Amount of Funds or Other Consideration

On May 8, 2012, the Reporting Persons filed a Schedule 13G in respect of the Ordinary Shares pursuant to Rule 13d-1(c), which Schedule 13G was amended on February 8, 2013. On November 6, 2013, the Issuer appointed James D. Carey to its board of directors, effective immediately. As further described in Item 2 hereof and Schedule I attached hereto,  Mr. Carey has certain relationships with the Reporting Persons. On the basis of those relationships and Mr. Carey’s appointment to the Issuer’s board of directors, the Reporting Persons have elected to file this Schedule 13D pursuant to Rule 13d-1(e).   No acquisition of Ordinary Shares has given rise to any obligation to file this Schedule 13D.

Pursuant to a Stock Purchase Agreement, dated as of April 28, 2012, by and among J. Christopher Flowers, J.C. Flowers II L.P., J.C. Flowers II-A L.P., J.C. Flowers II-B L.P., Financial Service Opportunities L.P. (collectively, the “Sellers”), and Trident V, Trident V Parallel and Trident V Professionals, each of Trident V, Trident V Parallel and Trident V Professionals acquired 687,605, 482,227 and 30,168 Ordinary Shares, respectively, from Sellers.  This acquisition closed in two phases on May 22, 2012 and May 29, 2012.

The balance of each Reporting Person’s Ordinary Shares was acquired on July 20, 2012, pursuant to a Stock Purchase Agreement, dated as of July 2, 2012, by,  and among J. Christopher Flowers, J.C. Flowers Foundation, J.C. Flowers II L.P., J.C. Flowers II-A L.P., J.C. Flowers II-B L.P., Financial Service Opportunities L.P., (collectively, the “July Sellers”), Trident V, Trident V Parallel and Trident V Professionals.  Each of Trident V, Trident V Parallel and Trident V Professionals acquired  85,951,  60,278 and  3,771 Ordinary Shares, respectively, from the July Sellers.

Item 4.  Purpose of Transaction

Each of the Stone Point Partnerships acquired the Ordinary Shares held by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Ordinary Shares or any securities exercisable for or convertible into Ordinary Shares, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Ordinary Shares or associated rights or securities exercisable for or convertible into Ordinary Shares or dispose of any or all of its Ordinary Shares or its associated rights or securities exercisable for or convertible into Ordinary Shares (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of the Stone Point Partnerships, solely in its capacity as a shareholder of the Issuer, each of Trident V Parallel GP and Trident V Professionals GP on behalf of the Stone Point Partnerships as their direct general partners, and Stone Point on behalf of the Stone Point Partnerships as their manager, may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.  Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 13,901,662 Ordinary Shares of the Issuer outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Trident V may be deemed to beneficially own an aggregate of 1,350,000 Ordinary Shares, representing approximately 9.7% of the Ordinary Shares outstanding; (ii) in its capacity as sole general partner of Trident V, Trident V GP may be deemed to beneficially own an aggregate of 1,350,000 Ordinary Shares, representing approximately 9.7% of the Ordinary Shares outstanding; (iii) Trident V Parallel may be deemed to beneficially own an aggregate of 542,505 Ordinary Shares, representing approximately 3.9% of the Ordinary Shares outstanding, and has shared voting and dispositive power with respect to such shares; (iv) Trident V Professionals may be deemed to beneficially own an aggregate of 33,939 Ordinary Shares, representing approximately 0.2% of the Ordinary Shares outstanding, and has shared voting and dispositive power with respect to such shares; (v) in its capacity as the manager of and/or as the limited liability company parent of the manager of Trident V, Trident V Parallel and Trident V Professionals, Stone Point may be deemed to beneficially own an aggregate of 1,350,000 Ordinary Shares, representing approximately 9.7% of the Ordinary Shares outstanding; and (vi) in its capacity as the manager of Trident V and Trident V Parallel, SPC Management Holdings may be deemed to beneficially own an aggregate of 1,316,061 Ordinary Shares, representing approximately 9.5% of the Ordinary Shares outstanding.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident V GP, Trident V Parallel GP and Trident V Professionals GP (collectively, the “GPs”) has disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V, Trident V Parallel and Trident V Professionals (the “Partnerships”).  The individual members of Stone Point and shareholders of Trident V Professionals GP each has also disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by the Partnerships.  This report shall not be construed as an admission that such persons are the beneficial owners of Ordinary Shares for any purpose.

The limited partnership agreements of each of the Partnerships have the effect of conferring shared dispositive power over the aggregate of 1,350,000 Ordinary Shares and shared voting power over 773,556 Ordinary Shares held by the Partnerships to Trident V, L.P. and its general partner, Trident Capital V, L.P.  As further described above in Item 2, pursuant to certain management agreements, Stone Point has received delegated authority by the GPs to exercise shared voting rights with respect to the aggregate of 1,350,000 Ordinary Shares on behalf of the Partnerships and SPC Management Holdings has received delegated authority to exercise shared voting rights with respect to 1,316,061 Ordinary Shares on behalf of Trident V and Trident V Parallel, but neither Stone Point nor its subsidiary has any power with respect to disposition of Ordinary Shares held by the Partnerships.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Ordinary Shares during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Trident V, Trident V Professionals and Trident V Parallel are parties to an assignment agreement, dated as of April 28, 2012, pursuant to which they have assumed certain rights and obligations of J. Christopher Flowers (with respect to the Ordinary Shares acquired from him as described in Item 3) under a registration rights agreement, dated as of January 31, 2007, by and among the Company and certain of its shareholders (the “Registration Rights Agreement”).  The Registration Rights Agreement is filed as Exhibit 10.1 of the Company’s Form 8-K12B filed with the Securities and Exchange Commission on January 31, 2007.

Item 7.  Material to be Filed as Exhibits
Exhibit	Description
A.
Registration Rights Agreement, dated as of January 31, 2007 among  the Issuer (f/k/a Castlewood Holdings, Limited), Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh &McLennan Employees’ Securities Company, L.P., J. Christopher Flowers, Dominic F. Silvester, and the other shareholders named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K12B filed by the Issuer on January 31, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2013	TRIDENT V, L.P.

By: Trident Capital V, L.P., its sole general partner
By: DW Trident V, LLC, a general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

TRIDENT CAPITAL V, L.P.

By: DW Trident V, LLC, a general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

STONE POINT CAPITAL LLC

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Senior Principal

TRIDENT V PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Secretary

TRIDENT V PARALLEL FUND, L.P.

By: Trident Capital V-PF, L.P., its sole general partner
By: DW Trident V, LLC, a general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

SPC MANAGEMENT HOLDINGS LLC

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Senior Principal

SCHEDULE I

Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC (“Stone Point”), each general partner of Trident Capital V, L.P. (“Trident V GP”), and Trident Capital V-PF, L.P. (“Trident V Parallel GP”), each member of the Investment Committee of Trident GP and Trident V Parallel GP and the shareholders of Trident V Professionals GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis

Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP

Shareholder of Trident V Professionals GP
Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point	Private Equity Investor, Stone Point

Meryl D. Hartzband Chief Investment Officer, Stone Point	Private Equity Investor, Stone Point

James D. Carey

Senior Principal, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP

Shareholder of Trident V Professionals GP
Private Equity Investor, Stone Point

David J. Wermuth

Senior Principal and General Counsel, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP

Shareholder of Trident V Professionals GP
Private Equity Investor, Stone Point

Nicholas D. Zerbib Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point